SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Third quarter report of fiscal 2001 - July 31, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106 and 333-13350.

PRESS RELEASE                                        FOR IMMEDIATE PUBLICATION

                CGI reports strong revenue and earnings growth in
                          third quarter of fiscal 2001

Montreal, July 31, 2001 - CGI Group Inc. (NYSE: GIB; TSE: GIB.A) today reported unaudited results for the third quarter and nine months ended June 30, 2001. All figures are in Canadian dollars unless otherwise indicated.

Highlights of Q3 fiscal 2001

  In millions of $      3 months ended June 30,               in CDN$
  except per share                         2001            3months ended
            amount            US$          CDN$        June 30,    March 31,
                                                          2000          2001
-----------------------------------------------------------------------------

Revenue                      262.2        404.1         330.7          374.0
EBITDA                        39.6         61.1          28.9           54.0
Cash net earnings             15.8         24.3          11.3           22.2
   Per share                  0.05         0.08          0.04           0.08
Order backlog                5,515        8,500         7,000          7,000



Note: US dollar information in this chart is provided for comparison purposes only and represents amounts accounted for according to Canadian GAAP. The average exchange rate of 1.5411 was used for the three-month period ended June 30, 2001. For a full review of Q3 and 9-month results, please see accompanying MD&A and financial statements.

o Year-over-year growth of 22.2% for revenue and 114.9% for cash net earnings (earnings before amortization of goodwill)
o Sequential growth of 8.1% for revenue (8.0% organic) and 9.5% for cash net earnings compared with Q2 2001
o Earnings before interest, taxes, depreciation and amortization increased by 111.8% over one year ago and 13.2% over Q2 2001
o Announced acquisitions of two IT consulting firms, specializing respectively in US credit union solutions and systems integration services
o Announced 10 major or strategic outsourcing, systems integration and consulting contracts, as well as a contract renewal, collectively worth more than $1.9 billion over a period of up to 10 years

o CGI's backlog of signed contracts, with a weighted average remaining contract term of 7.2 years, totals $8.8 billion as at July 31, 2001.

"CGI's year-over-year and sequential growth in revenue, cash net earnings, and margins in the third quarter primarily reflects our strength in Canada where demand remains strong for our outsourcing, consulting and systems integration services," said Serge Godin, chairman, president and CEO."

Merger with IMRglobal will position CGI strongly going forward
On July 27, after the end of the quarter, CGI received IMRglobal shareholders' approval for the merger with IMRglobal, an established provider of IT solutions to US and international clients with a remote delivery capability for IT application maintenance and development through its operations in India.

The integration of IMRglobal positions CGI to become a major player in the US IT outsourcing services market, the largest and fastest growing outsourcing market in the world. The strengths of the combined CGI-IMRglobal include a highly competitive model, with on-site delivery capabilities, off-site delivery centers, near-shore data and data recovery centers in Canada, as well as offshore delivery centers in India. CGI has strongly enhanced its ability to support customers globally, and has a consistent track record of delivering high-quality, high value-added services on time and on budget, by leveraging its ISO 9001 certification.

CGI and IMRglobal both share a similar vertical market approach that focuses on establishing a thorough expertise of key industry markets and on understanding the strategic needs of their clients. IMRglobal has built a strong presence in financial services, healthcare and government, and commercial services (including utilities, retail and manufacturing/distribution). The six vertical sectors in which CGI will concentrate going forward are: financial services, telecommunications, government, healthcare, manufacturing/retail/distribution, and energy and utilities.

"IMRglobal's   complementary   operations  and  markets,  and  similar  business
development strategy will contribute to a smooth integration process and represent an extraordinary opportunity to cross-sell services," said Mr. Godin.

"CGI has acquired more than 30 IT services companies and developed well structured processes for successfully integrating companies and large IT outsourcing operations. We will extend these quality processes throughout our combined operations while leveraging the strengths of both organizations," continued Mr. Godin. "CGI expects to further enhance its competitiveness through economies of scale, focus on selected verticals and an expanded remote delivery model."

CGI creates Business Process Services unit
As announced on Friday, July 27, CGI has regrouped its Business Process Services into a separate unit to capitalize on this high growth area of the IT outsourcing market. This initiative was driven by a growing client demand for increased outsourcing services coupled with an opportunity to leverage its strong North American presence. Business Process Services encompasses the outsourced processing of a company's business processing functions and is a logical extension of CGI's full IT outsourcing offering. As part of this adjustment to its organizational structure, CGI's operations will be managed by three presidents, Michael Roach, president Canada and Europe; Satish Sanan, former chairman and CEO of IMRglobal, becomes president US and Asia Pacific; and Joseph Saliba, recently head of outsourcing for The Sabre

Group, becomes president Business Processing Services. All CGI global and corporate functions remain the same.

Outlook
"Based on contracts announced to date, and two months of contribution from IMRglobal, we are maintaining our guidance for fiscal 2001 revenues and narrowing the range to between $1.58 billion and $1.6 billion," said Mr. Godin. "Additionally, we expect to generate cash net earnings (earnings before amortization of goodwill) of $0.29 to $0.30 for the year."

"Looking into fiscal 2002, we are very excited about the prospects," added Mr. Godin. "We expect that our unique value proposition of high quality, end-to-end IT services that meet the strategic business needs of our clients will position us as a highly competitive player in the US and enable us to gain a growing share of the large US and global IT outsourcing market."

Management's Discussion & Analysis (MD&A) of Results from Operations and Financial Position For the third quarters ended June 30, 2001 and 2000

The following MD&A (1) should be read in conjunction with financial statements for the third quarter of fiscal 2001 and 2000, with the MD&A and notes to the financial statements in the fiscal 2000 annual report, and with the notes to the financial statements for the nine months ended June 30, 2001. All amounts are in Canadian dollars unless otherwise indicated.

Revenue
The third quarter of fiscal 2001 marked the third consecutive quarter of sequential revenue growth, and a return to year-over-year revenue growth, following the industry-wide slowdown that began in the first quarter of calendar 2000. Revenue for the third quarter of fiscal 2001 totalled $404.1 million, an increase of 22.2% over the $330.7 million reported in the third quarter of last year and up 8.1% sequentially over the $374.0 million reported in this year's second fiscal quarter. The significant improvement in year-over-year revenue growth was due primarily to a number of acquisitions completed in the past year. On a sequential basis, revenue growth in the third quarter was a result of the signing of several large outsourcing contracts, notably the $1.2 billion, 10-year outsourcing partnership with La Confederation des Caisses Populaires et d'Economie Desjardins du Quebec ("Desjardins") effective May 1, 2001, and the $300 million, 10-year outsourcing agreement with Laurentian Bank of Canada ("Laurentian Bank") effective June 14, 2001. With these two contracts, financial services surpassed telecommunications as CGI's largest economic sector. Geographically, the mix was 83.6% Canada, 12.6% US, and 3.8% International. International business was below a year ago, reflecting the completion of a large contract in Brazil in fiscal 2000.

For the first nine months, revenue was essentially even with the same period of the prior fiscal year, as solid growth in the third quarter was offset by year-over-year declines in the first two quarters of fiscal 2001.


________________

(1) The financial statements, Annual Report and MD&A include non-US GAAP measures such as EBITDA, earnings before amortization of goodwill, earnings per share before amortization of goodwill and operating cash flow. These supplementary measures are permitted to be used in Canadian GAAP and in Canadian securities filings.

Operating Earnings
Earnings before interest, taxes, depreciation and amortization (EBITDA) in the third quarter of fiscal 2001 were $61.1 million, up 111.8% over the $28.9 million reported in the prior year quarter and up 13.2% over the $54.0 million reported in this year's second fiscal quarter. The significant improvement in earnings was due primarily to the strong revenue growth and good cost controls.

For the nine months of fiscal 2001, EBITDA was $157.0 million, up 6.9% from $146.9 million in the same period last year. The strong improvement in earnings stemmed primarily from the 1.4% reduction in operating costs, to $955.3 million from a year earlier. CGI continued to benefit from provincial refundable tax credits of $10,000 a year per eligible employee resulting from its participation in the Quebec government's program to establish E-Commerce Place in Montreal.

Depreciation and Amortization
On a year-over-year basis, the increase in depreciation and amortization of fixed assets reflects primarily business acquisitions. The increase in amortization of contract costs in the third quarter and nine months reflects primarily the Desjardins and Laurentian Bank contracts signed in the third quarter.

Income Taxes
The income tax rate in the third quarter was 44.4%, compared with 32.1% in the third quarter of fiscal 2000. The change reflects the impact from the non-recognition of tax benefits resulting from US losses. The tax rate for the nine months was 44.2%, compared with 39.5% for the same period the previous year.

Earnings before Amortization of Goodwill
Earnings before amortization of goodwill (also referred to as cash net earnings) increased sequentially for the third consecutive quarter in the three months ended June 30, 2001, and returned to strong year-over-year growth. Cash net earnings were $24.3 million, up 114.9% over the same period in the prior year and up 9.5% over the $22.2 million reported in this year's second fiscal quarter. For the nine months, cash earnings were $62.7 million, compared with $66.4 million reported in the same period of the prior year, reflecting a higher tax rate. The cash net earnings margin was 6.0%, compared with 5.9% in the second quarter, and 3.4% in the third quarter of fiscal 2000.

Amortization of Goodwill, Net of Income Taxes
Amortization of goodwill, net of income taxes, increased 57.2% to $7.0 million in the third quarter and 49.1% to $19.7 million for the first nine months of fiscal 2001, compared with year earlier. The increase reflects acquisitions during the year as outlined in note 3 to the financial statements.

Net Earnings
Net earnings in the third quarter of fiscal 2001 were $17.3 million, up 152.2% over the same period in the prior year, and up 14.0% sequentially over the $15.2 million reported in this year's second fiscal quarter. The net margin was 4.3%, compared with 4.1% in the second quarter and 2.1% in the third quarter of fiscal 2000. For the nine months, net earnings were $43.0 million, down 19.3% compared with the same period of the prior year, reflecting lower cash net earnings and increased amortization of goodwill net of income taxes.

Liquidity and Financial Resources
CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy. The Company has a $250 million credit facility with four Canadian chartered banks available for acquisitions and general working capital purposes. As at June 30, 2001, the total credit facility available amounted to approximately $193 million.

The company, as at June 30, 2001, had cash and cash equivalents of $53.3 million, compared with $49.3 million as at September 30, 2000. Accounts receivable amounted to $236.0 million compared with $211.2 million as at the most recent fiscal year end, and day-sales outstanding (DSOs) improved to 63 days, from 75 days as at September 30, 2000.

Within current liabilities, the increase in deferred revenue to $121.1 million from $25.5 million reflects primarily the addition of the Desjardins and Laurentian Bank contracts.

The increase in long-term debt, which remains at a low level relative to shareholders' equity, reflects the financing of certain assets related to the Desjardins contract. Long-term debt increased to $67.7 million, from $43.4 million as at September 30, 2000.

Shareholders' equity includes warrants issued as part of the outsourcing agreements with Desjardins and Laurentian Bank. CGI issued a warrant to Desjardins, which is entitled to subscribe, until April 30, 2006, up to 4,000,000 Class A Subordinate Shares of CGI at a price of $6.55 per share. CGI's majority individual shareholders (Serge Godin, Andre Imbeau and Jean Brassard) have decided to exercise their preemptive rights pursuant to the articles of incorporation of CGI in respect of the issue of the warrant in order to maintain their Class B voting interests at current levels. BCE Inc. ("BCE") has decided to exercise its preemptive right in order to maintain its voting and equity interests at current levels. Pursuant to such exercise of preemptive rights, CGI will issue warrants with substantially similar terms and conditions. Such warrants may be exercised only to the extent that Desjardins exercises its warrant and that BCE and the majority shareholders elect to exercise their warrants.

Regarding the outsourcing agreement with Laurentian Bank, CGI issued a warrant to Laurentian Bank, which is entitled to subscribe, until June 12, 2006, up to 1,118,210 Class A Subordinate Shares of CGI at a price of $8.877 a share. CGI's majority individual shareholders have decided to exercise their preemptive rights pursuant to the articles of incorporation of CGI in respect of the issue of the warrant in order to maintain their Class B voting interests at current levels. BCE has decided to exercise its preemptive right in order to maintain its voting and equity interests at current levels. Pursuant to such exercise of preemptive rights, CGI will issue warrants with substantially similar terms and conditions. Such warrants may be exercised only and to the extent that Laurentian Bank exercises its warrant and that BCE and the majority shareholders elect to exercise their warrants.

Operating cash flows in the third quarter and in the first nine months of fiscal 2001 were higher than in the third quarter and first nine months of fiscal 2000, respectively. The increase in operating cash flow, despite a reduction in net earnings in the nine-month period, reflects higher depreciation and amortization amounts related to various fixed assets, contract costs, and goodwill from recent transactions. Additionally, there was a foreign exchange loss of $4.6 million in the latest nine-month period.

Operating cash flow in the third quarter amounted to $52.7 million, compared with $23.1 million in the third quarter a year ago. The variation in operating cash flow reflects mostly the variation in net earnings and future income taxes. As in the nine-month period, it also reflects increases in amortization and depreciation, and a foreign exchange loss. Cash provided by operating activities amounted to $101.9 million, a significant increase over $19.0 million in the third quarter a year ago, primarily reflecting improved cash management.

During the quarter, the Company invested $61.7 million in acquisitions and $25.9 million in new business contracts. Cash used for investing activities totalled $98.0 million, compared with $7.1 million in the same quarter a year ago. For the nine months, investments in business acquisitions totalled $108.8 million, compared with $2.9 million in the same period a year ago, and contract costs totalled $36.3 million, compared with $14.7 million the previous year.

The Company concluded the nine-month period with $53.3 million in cash and cash equivalents, compared with $33.3 million at June 30, 2000.

Acquisitions
Subsequent to the end of the third quarter, CGI acquired IMRglobal Corp. ("IMRglobal") following majority approval by IMRglobal shareholders at a special meeting held July 27, 2001. CGI is acquiring IMRglobal on the basis of 1.5974 CGI Class A Subordinate Share for each share of IMRglobal Common Stock. A total of approximately 70.8 million CGI Class A Subordinate Shares are being issued. In addition, outstanding IMRglobal stock options will become approximately 8.4 million options to acquire CGI Class A Subordinate Shares.

The Company will account for the merger in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the conclusions of which are substantially similar to the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581, Business Combinations. As a result of adopting this standard, the purchase price will be determined using the weighted average trading price of the CGI Class A Subordinate Shares on the Toronto Stock Exchange for the twenty-one-day period starting ten days before and ending ten days after the announcement date of February 21, 2001 representing $7.58 per share. Under prior Canadian standards, the purchase price would have been determined based on a twenty-one-day period around the closing date rather than a twenty-one-day period around the announcement date.

Estimated professional fees and integration costs of $74.0 million will be included in the total purchase consideration, as well as a fair value of approximately $55.0 million for IMRglobal options.

Additionally, CGI's majority individual shareholders (Serge Godin and Andre Imbeau) are exercising their preemptive rights to maintain their Class B multiple voting interests at current levels and have committed up to a maximum aggregate of $60 million to acquire additional Class B Multiple Voting Shares at the weighted average trading price of CGI's Class A Subordinate Shares in the twenty-one-day period from July 13 through August 10, inclusively.

On a pro forma basis, reflecting the combined revenue of CGI and IMRglobal on a run-rate basis, the mix of revenue is as follows:

o by type of services, 61.0% IT outsourcing, and 39.0% consulting and systems integration.
o by geographic location of clients, 70.3% in Canada, 21.5% in the US, and 8.2% international;
o by economic sector, 44.9% financial services, 26.6% telecommunications, 15% manufacturing/retail/distribution chain, 9.4% government, 2.5% healthcare, and 1.6% energy and utilities.

Risks and Uncertainties
CGI reports its financial statements in Canadian dollars. Following the acquisition of IMRglobal and resulting increase in US and International business, the Company may incur additional foreign exchange risks which it intends to mitigate by implementing hedging and other capital management strategies.

Accounting Changes
Effective the first quarter of fiscal 2001, the Company adopted recommendations of the CICA Handbook sections 1751, regarding interim financial statements, and 3500, regarding earnings per share.

Section 1751 establishes standards for interim financial statements. In accordance with this section, CGI has provided disclosure on new or changed accounting policies or methods (i.e. the adoption of section 3500); included disclosure required in annual financial statements concerning business combinations (mostly C.U. Processing Inc., Star Data Systems Inc., AGTI Consulting Services Inc. and Desjardins); and provided a comparative balance sheet as at the end of the immediately preceding fiscal year instead of the same period of the previous year.

Section 3500 brings Canadian requirements in line with U.S. and international standards FASB Statement 128 and IAS 33. Presentation and disclosure requirements are aligned with those of FASB Statement 128. Under the revised standard, the treasury stock method is used instead of the current imputed earnings approach for determining the dilutive effect of options issued. Reconciliation of the numerator and denominator of both basic and diluted per share data is disclosed.

Quarterly Conference Call Notification
A conference call for the investment community will be held on Tuesday, July 31, 2001 at 11:00 am (Eastern Daylight Time). Participants may access the call by dialling (888) 209-3775. A live audio webcast of the conference call, with accompanying slides, will be available at CGI's website, www.cgi.ca. For those unable to participate, a replay will be available until August 7 by dialling
(800) 558-5253 and quoting the access number 19 33 85 78.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$5.7 billion (CDN$8.8 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements
All statements in this press release and MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-

For more information:

Investor Relations
CGI
Julie Creed - USA
Vice-president, investor relations
(312) 543-2942

Ronald White - Canada
Director, investor relations
(514) 841-3230

Media Relations
CGI
Eileen Murphy
Director, media relations
(514) 841-3430

                      Consolidated financial statements of
                                 CGI GROUP INC.
                     For the nine months ended June 30, 2001


CGI GROUP INC.
Consolidated statements of earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)


------------------------------------------------------------------------------------------------------------------------------------
                                                                           Three months ended June 30,   Nine months ended June 30,
                                                                              2001              2000         2001           2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   $              $               $               $


Revenue                                                                      404,136        330,701       1,112,297       1,115,907
------------------------------------------------------------------------------------------------------------------------------------

Operating expenses
     Costs of services, selling and administrative expenses                  339,656        299,538         946,426         961,321
     Research and development                                                  3,362          2,300           8,881           7,710
------------------------------------------------------------------------------------------------------------------------------------
                                                                             343,018        301,838         955,307         969,031
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                                                    61,118         28,863         156,990         146,876
------------------------------------------------------------------------------------------------------------------------------------

     Depreciation and amortization of fixed assets                             8,239          6,895          23,013          20,689
     Amortization of contract costs                                            9,009          5,102          20,823          16,598
------------------------------------------------------------------------------------------------------------------------------------
                                                                              17,248         11,997          43,836          37,287
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the following items                                           43,870         16,866         113,154         109,589
------------------------------------------------------------------------------------------------------------------------------------

Interest
     Long-term debt                                                           (1,114)          (799)         (2,948)         (2,678)
     Other                                                                        53             --            (102)           (182)
     Income                                                                      922            585           2,199           3,088
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (139)          (214)           (851)            228
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, entity subject to significant influence
     and amortization of goodwill                                             43,731         16,652         112,303         109,817

Income taxes                                                                  19,419          5,353          49,658          43,432
------------------------------------------------------------------------------------------------------------------------------------
Earnings before entity subject to significant influence
     and amortization of goodwill                                             24,312         11,299          62,645          66,385

Entity subject to significant influence                                           --             13               7              64
------------------------------------------------------------------------------------------------------------------------------------
Earnings before amortization of goodwill                                      24,312         11,312          62,652          66,449

Amortization of goodwill, net of income taxes                                  6,972          4,436          19,684          13,202
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                  17,340          6,876          42,968          53,247
====================================================================================================================================

Weighted average number of outstanding Class A
     subordinate shares and Class B shares                               290,069,819    270,300,026     284,618,900     269,905,421
====================================================================================================================================

Basic earnings per share before amortization of goodwill                        0.08           0.04            0.22            0.25
====================================================================================================================================

Diluted earnings per share before amortization of goodwill (Note 1)             0.08           0.04            0.22            0.24
====================================================================================================================================

Basic and diluted earnings per share (Note 1)                                   0.06           0.03            0.15            0.20
====================================================================================================================================



CGI GROUP INC.
Consolidated statements of retained earnings
(in thousands of Canadian dollars) (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Three months ended June 30,      Nine months ended June 30,
                                                                          2001              2000           2001           2000
------------------------------------------------------------------------------------------------------------------------------------

                                                                                 $             $                $             $

Retained earnings, beginning of period, as previously reported             208,784       173,861          183,156       139,080

Adjustment for change in accounting policy                                      --            --               --       (11,590)
------------------------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of period, as restated                        208,784       173,861          183,156       127,490

Net earnings                                                                17,340         6,876           42,968        53,247
------------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                           226,124       180,737          226,124       180,737
====================================================================================================================================



CGI GROUP INC.
Consolidated balance sheets
(in thousands of Canadian dollars) (unaudited)

----------------------------------------------------------------------------------------------------
                                                              As at June 30,     As at September 30,
                                                                  2001                 2000
----------------------------------------------------------------------------------------------------
                                                                      $                     $

Assets
Current assets
     Cash and cash equivalents                                   53,314                49,341
     Accounts receivable                                        236,048               211,188
     Income taxes                                                12,695                10,483
     Work in progress                                            44,857                49,117
     Prepaid expenses and other current assets                   47,437                19,442
     Future income taxes                                         10,308                 7,052
----------------------------------------------------------------------------------------------------
                                                                404,659               346,623

Investment in an entity subject to significant influence             --                 1,261
Fixed assets                                                     96,465                58,900
Contract costs                                                  251,546                93,716
Future income taxes                                              24,077                24,470
Goodwill                                                        529,076               395,903
----------------------------------------------------------------------------------------------------
                                                              1,305,823               920,873
====================================================================================================

Liabilities
Current liabilities
     Accounts payable and accrued liabilities                   200,996               142,754
     Deferred revenue                                           121,138                25,512
     Future income taxes                                          6,401                 7,963
     Current portion of long-term debt                            5,704                 5,770
----------------------------------------------------------------------------------------------------
                                                                334,239               181,999

Future income taxes                                              27,209                23,929
Long-term debt                                                   61,979                37,644
Deferred revenue and other                                       32,781                    --
----------------------------------------------------------------------------------------------------
                                                                456,208               243,572
----------------------------------------------------------------------------------------------------

Shareholders' equity
     Capital stock (Note 2)                                     600,150               491,807
     Contributed surplus                                            211                   211
     Warrants (Note 2)                                           19,655                    --
     Retained earnings                                          226,124               183,156
     Foreign currency translation adjustment                      3,475                 2,127
----------------------------------------------------------------------------------------------------
                                                                849,615               677,301
----------------------------------------------------------------------------------------------------
                                                              1,305,823               920,873
====================================================================================================

CGI GROUP INC.
Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Three months ended June 30,         Nine months ended June 30,
                                                                    2001              2000               2001           2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                         $               $                   $               $

Operating activities
     Net earnings                                                   17,340           6,876              42,968          53,247
     Adjustments for:
        Depreciation and amortization of fixed assets                8,239           6,895              23,013          20,689
        Loss on disposal of fixed assets                                --             814                  --             945
        Amortization of contract costs                               9,009           5,102              20,823          16,598
        Amortization of goodwill                                     7,335           4,727              20,779          14,160
        Future income taxes                                          8,295            (834)              6,423             698
        Foreign exchange loss (gain)                                 2,511            (484)              4,609            (583)
        Entity subject to significant influence                         --             (13)                 (7)            (64)
------------------------------------------------------------------------------------------------------------------------------------
Operating cash flow                                                 52,729          23,083             118,608         105,690
------------------------------------------------------------------------------------------------------------------------------------
     Changes in non-cash operating working capital items:
        Accounts receivable                                         (8,306)         13,774              (4,610)         11,586
        Work in progress                                             3,898          19,744                (963)          8,160
        Prepaid expenses and other current assets                       11           2,642             (12,003)        (12,170)
        Accounts payable and accrued liabilities                    30,892         (39,227)             19,631         (76,481)
        Income taxes                                                 9,727          (8,783)             (3,070)         (6,672)
        Deferred revenue                                            12,912           7,763              40,775             400
------------------------------------------------------------------------------------------------------------------------------------
                                                                    49,134          (4,087)             39,760         (75,177)
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                              101,863          18,996             158,368          30,513
------------------------------------------------------------------------------------------------------------------------------------

Financing activities
     Addition of long-term debt                                     35,000              --              55,000              --
     Reduction of long-term debt                                   (12,240)        (17,575)            (43,934)        (20,960)
     Issuance of shares                                                  5             349                 490          10,497
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities                    22,765         (17,226)             11,556         (10,463)
------------------------------------------------------------------------------------------------------------------------------------

Investing activities
     Business acquisitions (net of cash) (Note 3)                  (61,669)             --            (108,792)         (2,892)
     Entity subject to significant influence                            --              --                  --            (514)
     Purchase of fixed assets                                      (10,450)         (3,349)            (21,027)        (12,440)
     Proceeds from sale of fixed assets                                 --             537                  --             834
     Contract costs                                                (25,885)         (4,247)            (36,260)        (14,693)
------------------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                 (98,004)         (7,059)           (166,079)        (29,705)
------------------------------------------------------------------------------------------------------------------------------------

Foreign exchange (loss) gain on cash held in foreign currencies     (1,500)          1,184                 128             717
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                25,124          (4,105)              3,973          (8,938)
Cash and cash equivalents, beginning of period                      28,190          37,396              49,341          42,229
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                            53,314          33,291              53,314          33,291
====================================================================================================================================

Interest paid                                                        1,291             799               4,040           2,860
Income taxes paid and received                                         897          14,678              31,515          53,525
====================================================================================================================================


CGI GROUP INC.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars)(unaudited)

Note 1 - Summary of significant accounting policies
These interim financial statements should be read in conjunction with the consolidated financial statements of the Company and notes thereto for the year ended September 30, 2000.

On October 1, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3500 - Earnings per share. Under the revised section 3500, the treasury stock method is used instead of the current imputed earnings approach for determining the dilutive effect of options and warrants issued. In addition, the section requires that a reconciliation of the numerator and denominator be disclosed.

                                                                             Three months ended June 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                   2001                                       2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Number                                     Number
                                                Net earnings     of shares     Per share    Net earnings      of shares    Per share
                                                 (numerator)    (denominator)   amount       (numerator)    (denominator)    amount
------------------------------------------------------------------------------------------------------------------------------------
                                                          $                          $                $                            $
Net earnings available to common shareholders        17,340      290,069,819      0.06            6,876      270,300,026        0.03
Dilutive options                                         --          969,315                         --        1,882,861
Dilutive warrants                                        --          518,130                         --               --
------------------------------------------------------------------------------------------------------------------------------------

Net earnings available to common shareholders
and assumed conversions                              17,340      291,557,264      0.06            6,876      272,182,887        0.03
====================================================================================================================================
                                                                             Nine months ended June 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                   2001                                       2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Number                                     Number
                                                Net earnings     of shares     Per share    Net earnings      of shares    Per share
                                                 (numerator)    (denominator)   amount       (numerator)    (denominator)    amount
------------------------------------------------------------------------------------------------------------------------------------
                                                          $                          $                $                            $
Net earnings available to common shareholders        42,968      284,618,900      0.15           53,247      269,905,421        0.20
Dilutive options                                         --          881,941                         --        3,011,295
Dilutive warrants                                        --          151,453                         --               --
------------------------------------------------------------------------------------------------------------------------------------

Net earnings available to common shareholders
and assumed conversions                              42,968      285,652,294      0.15           53,247      272,916,716        0.20
====================================================================================================================================

Note 2 - Capital Stock and Warrants

Capital Stock

Class A subordinate shares carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares.

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

Options

Under a stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and of its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceeding the date of grant. Each option must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

Warrants

In connection with the signing of strategic outsourcing contracts and business acquisitions, the Company issued to the other parties warrants to purchase Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days agreed upon by the parties. The warrants vest upon signature of the contracts or date of business acquisitions and have an exercise period of five years. As at June 30, 2001, there were 5,118,210 warrants issued and outstanding. The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model with the following assumptions : risk-free interest rate of 4.9%, dividend yield of 0.0%, volatility factor of 57.7% and expected life of 5 years.

CGI GROUP INC.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars)(unaudited)


Note 2 - Capital Stock and Warrants (Continued)
The following table presents information concerning capital stock issued and paid and all stock options and warrants as at June 30, 2001 :


Number of shares issued and paid                                                       Number
------------------------------------------------------------------------------------------------
Class A subordinate shares                                                           255,224,941
Class B shares                                                                        34,846,526
------------------------------------------------------------------------------------------------
Total Capital stock                                                                  290,071,467
Number of stock options (convertible into Class A subordinate shares)                  9,278,480
Number of warrants (convertible into Class A subordinate shares)                       5,118,210
------------------------------------------------------------------------------------------------
Number of shares reflecting the potential exercise of stock options and warrants     304,468,157
================================================================================================

As at June 30, 2001, and September 30, 2000, (after giving retroactive effect of the subdivision of the Company's shares that occured on August 12, 1997, December 15, 1997, May 21, 1998 and January 7, 2000), the Class A subordinate shares and the Class B shares changed as follows :

                                                                                     June 30, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                               Class A subordinate shares           Class B shares
-------------------------------------------------------------------------------------------------------------------------
                                                            Number           Amount            Number          Amount
-------------------------------------------------------------------------------------------------------------------------
                                                                                    $                                   $

Balance, beginning of period                            240,755,667           490,645        34,846,526             1,162
Issued for cash                                                  --                --                --                --
Issued as consideration for business acquisitions        14,299,441           107,853                --                --
Options exercised                                           169,833               490                --                --
-------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                  255,224,941           598,988        34,846,526             1,162
=========================================================================================================================

                                                                                   September 30, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                               Class A subordinate shares           Class B shares
-------------------------------------------------------------------------------------------------------------------------
                                                            Number           Amount            Number          Amount
-------------------------------------------------------------------------------------------------------------------------
                                                                                    $                                   $

Balance, beginning of period                            233,887,974           423,616        34,773,652               148
Issued for cash                                             287,914             4,003                --                --
Issued as consideration for business acquisitions         5,626,369            57,112                --                --
Options exercised                                           953,410             5,914            72,874             1,014
-------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                  240,755,667           490,645        34,846,526             1,162
=========================================================================================================================


The following table presents information concerning all stock options granted to certain employees and directors by the Company as at June 30, 2001, and September 30, 2000:

                                           June 30, 2001      September 30, 2000
--------------------------------------------------------------------------------
Number of options
Outstanding, beginning of period            6,413,181              4,996,414
Granted                                     3,678,022              2,565,594
Exercised, forfeited and expired             (812,723)            (1,148,827)
--------------------------------------------------------------------------------
Outstanding, end of period                  9,278,480              6,413,181
================================================================================

CGI GROUP INC.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars)(unaudited)

Note 3 - Business acquisitions
During the nine months ended June 30, 2001, the Company acquired all the outstanding shares of C.U. Processing Inc. and RSI Realtime Inc. on October 4, 2000, and on December 12, 2000, respectively, and acquired 49% of all the outstanding shares of AGTI Consulting Services Inc. ("AGTI") on November 27, 2000. On January 4, 2001, the Company acquired all the outstanding shares of Groupe-conseil CDL Inc. and, on January 9, 2001, acquired all of the outstanding Star Data Systems Inc. ("Star Data") common shares on the basis of 0.737 Class A subordinate shares of the Company for each Star Data common share. On January 12, 2001, the Company increased its interest in Conseillers en informatique d'affaires from 35% to 49% and began using the proportionate consolidation method to account for this investment; prior to January 12, 2001, the Company used the equity method to account for this investment. A contingent payment of $1,640,000 for AGTI was made in the three months ended March 31, 2001 based on the accomplishment of specified financial goals as at December 31, 2000. The contingent payment resulted in a corresponding increase of the purchase price and the resulting goodwill.

On May 1, 2001, the Company signed a strategic alliance for the management of data and micro-computing of Mouvement Desjardins operations. In the context of this agreement, the Company acquired the related assets, certain intellectual property rights and assumed liabilities of La Confederation des Caisses Populaires et d'Economie Desjardins du Quebec ("Desjardins") used in data and micro-computing of Mouvement Desjardins operations. In addition, approximately 450 Desjardins employees were transferred to the Company. On May 31, 2001, the Company acquired CyberBranch, a subsidiary of Stanford Federal Credit Union of Palo Alto, California, and, on June 12, 2001, made its initial contribution of $5,000,000 in NTER Technologies, Limited Partnership ("NTER"), a partnership created on February, 1, 2001. The Company accounts for its 49.9% interest in NTER using the proportionate consolidation method.

These acquisitions were accounted for using the purchase method, as follows:

                                                                                                     C.U.
                                                              Desjardins    Star Data     AGTI    Processing   Other        Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                     $           $           $          $           $           $

Non-cash working capital items                                  11,625     (16,153)      2,216     (9,811)      1,653     (10,470)
Fixed assets                                                    13,368      21,211         448      3,296       1,076      39,399
Contract costs                                                 111,986       7,613          --        447         184     120,230
Future income taxes                                             (6,685)     12,616          10      4,228         428      10,597
Goodwill                                                         9,549      75,512      14,602     39,351      14,114     153,128
Current liabilities                                            (34,846)         --          --         --          --     (34,846)
Long-term debt                                                      --     (10,799)         --       (812)     (1,462)    (13,073)
Other non-current liabilities                                  (32,781)         --          --         --          --     (32,781)
------------------------------------------------------------------------------------------------------------------------------------
                                                                72,216      90,000      17,276     36,699      15,993     232,184
Cash position at acquisition                                        --      12,820       7,639      1,837       3,136      25,432
------------------------------------------------------------------------------------------------------------------------------------
                                                                72,216     102,820      24,915     38,536      19,129     257,616
====================================================================================================================================

Consideration
      Cash                                                      57,945          --      24,915     38,536      12,828     134,224
      Issuance of 14,299,441 Class A subordinate shares             --     102,820          --         --       5,033     107,853
      4,000,000 warrants at fair value                          14,271          --          --         --          --      14,271
      Equity value of CIA investment at acquisition date            --          --          --         --       1,268       1,268
------------------------------------------------------------------------------------------------------------------------------------
                                                                72,216     102,820      24,915     38,536      19,129     257,616
====================================================================================================================================

Note 4 - Segmented information
The Company provides information technology services. The following presents information on the Company's operations based on its organizational structure.

---------------------------------------------------------------------------------------------------------------------------
As at and for the three months              Canada          US       International  Corporate   Intersegment     Total
ended June 30, 2001                                                               expenses and   elimination
                                                                                    programs
---------------------------------------------------------------------------------------------------------------------------
                                                    $              $            $             $             $            $
Revenue                                       342,411         51,321       15,593            --        (5,189)     404,136
Operating expenses                            269,248         52,628       17,233         9,098        (5,189)     343,018
---------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                     73,163         (1,307)      (1,640)       (9,098)           --       61,118
Depreciation and amortization                  15,480            866          345           557            --       17,248
---------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes,
entity subject to significant influence
and amortization of goodwill                   57,683         (2,173)      (1,985)       (9,655)           --       43,870
===========================================================================================================================
Total assets                                  954,643        197,039       70,600        83,541            --    1,305,823
===========================================================================================================================

                                        8

CGI GROUP INC.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars)(unaudited)

Note 4 - Segmented information (Continued)

---------------------------------------------------------------------------------------------------------------------------
As at and for the three months              Canada          US       International  Corporate   Intersegment     Total
ended June 30, 2000                                                               expenses and   elimination
                                                                                    programs
---------------------------------------------------------------------------------------------------------------------------
                                                    $              $            $             $             $            $
Revenue                                       255,367         56,914       39,221            --       (20,801)     330,701
Operating expenses                            220,631         55,539       37,819         8,650       (20,801)     301,838
---------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                     34,736          1,375        1,402        (8,650)           --       28,863
Depreciation and amortization                  10,214            907          552           324            --       11,997
---------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes,
entity subject to significant influence
and amortization of goodwill                   24,522            468          850        (8,974)           --       16,866
===========================================================================================================================
Total assets                                  496,645        171,203      124,667        58,316            --      850,831
===========================================================================================================================

As at and for the nine months
ended June 30, 2001
---------------------------------------------------------------------------------------------------------------------------

Revenue                                       932,676        152,201       54,421            --       (27,001)   1,112,297
Operating expenses                            742,632        156,874       56,561        26,241       (27,001)     955,307
---------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                    190,044         (4,673)      (2,140)      (26,241)           --      156,990
Depreciation and amortization                  39,072          2,468        1,182         1,114            --       43,836
---------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes,
entity subject to significant influence
and amortization of goodwill                  150,972         (7,141)      (3,322)      (27,355)           --      113,154
===========================================================================================================================
Total assets                                  954,643        197,039       70,600        83,541            --    1,305,823
===========================================================================================================================

As at and for the nine months
ended June 30, 2000
---------------------------------------------------------------------------------------------------------------------------

Revenue                                       858,543        162,904      158,432            --       (63,972)   1,115,907
Operating expenses                            719,187        151,755      140,842        21,219       (63,972)     969,031
---------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                    139,356         11,149       17,590       (21,219)           --      146,876
Depreciation and amortization                  31,577          3,289        1,434           987            --       37,287
---------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes,
entity subject to significant influence
and amortization of goodwill                  107,779          7,860       16,156       (22,206)           --      109,589
===========================================================================================================================
Total assets                                  496,645        171,203      124,667        58,316            --      850,831
===========================================================================================================================

Note 5 - Commitment
On June 28, 2001, the Company signed a letter of intent to acquire all the outstanding shares of Larochelle Gratton, a Quebec-based IT consulting firm, for a total consideration of approximately $9,200,000 payable in cash and by the issuance of 517,000 Class A subordinate shares of the Company. The transaction will be effective July 1, 2001.

Note 6 - Subsequent event
On July 27, 2001, the shareholders of IMRglobal Corp. ("IMR") approved a merger agreement providing for the acquisition by the Company of all outstanding shares of common stock of IMR, on the basis of 1.5974 Class A subordinate share of the Company for each share of IMR common stock. As a result of the merger, based on the number of outstanding shares of IMR common stock and IMR stock options outstanding as at July 27, 2001, the Company will issue approximately 70.8 million Class A subordinate shares and outstanding IMR stock options will become up to approximately 8.4 million options to acquire Class A subordinate shares.

CGI GROUP INC.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars)(unaudited)


Note 6 - Subsequent event (Continued)

The Company will account for the merger in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, the conclusions of which are substantially similar to the recommendations of the CICA Handbook
Section 1581, Business Combinations. As a result of adopting this standard, the purchase price will be determined using the weighted average trading price of the Class A subordinate share on the Toronto Stock Exchange ("TSE") for the twenty-one-day period starting ten days before and ending ten days after the announcement date of February 21, 2001 of $7.58 per share. Under the prior Canadian standards, the purchase price would have been determined on a twenty-one-day period around the closing date rather than a twenty-one-day period around the announcement date. Estimated professional fees and integration costs related to the acquisition of $74,000,000 will be included in the total purchase consideration, as well as a fair value of approximately $55,000,000 for the IMR options.

Certain holders of Class B shares have committed to exercise their preemptive rights in connection with the merger pursuant to which approximately 6.0 million Class B shares will be issued, up to a maximum aggregate amount of $60,000,000. BCE Inc., a shareholder, has determined not to exercice its preemptive rights to acquire additional Class A subordinate shares and Class B shares. The exercise price of the preemptive rights will be determined using the Class A subordinate share weighted average trading price on the TSE for the twenty-one-day period starting ten days before and ending ten days after July 27, 2001.

Note 7 - Comparative figures
Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CGI GROUP INC.
                                        (Registrant)


Date:   July 31, 2001               By /s/ Paule Dore
                                       Name:  Paule Dore
                                       Title: Executive Vice President
                                              and Chief Corporate Officer
                                              and Secretary